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                                                                     Exhibit 8.1

                    [Letterhead of Willkie Farr & Gallagher]

June 19, 2002



Ventas, Inc.
Ventas Realty, Limited Partnership
Ventas Capital Corporation
Ventas LP Realty, L.L.C.
4360 Brownsboro Road, Suite 115
Louisville, Kentucky  40207-1642

Re:      Registration Statement on Form S-4
         File No. 333-89312

Ladies and Gentlemen:

We are special tax counsel to Ventas, Inc., a Delaware corporation ("Ventas"), Ventas Realty, Limited Partnership, a Delaware limited partnership ("Ventas LP"), Ventas Capital Corporation, a Delaware corporation ("Ventas Capital"), and Ventas LP Realty, L.L.C., a Delaware limited liability company ("Ventas LLC," and, together with Ventas, Ventas LP and Ventas Capital, the "Registrants"). This opinion is issued in connection with the filing of a Registration Statement on Form S-4 (File No. 333-89312) (the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), covering up to $175,000,000 aggregate principal amount of 8 3/4% Senior Notes due 2009 of Ventas LP and Ventas Capital unconditionally guaranteed by Ventas and Ventas LLC and $225,000,000 aggregate principal amount of 9% Senior Notes due 2012 of Ventas LP and Ventas Capital unconditionally guaranteed by Ventas and Ventas LLC (collectively, the "New Notes") offered in exchange for all outstanding 8 3/4% Senior Notes due 2009 of Ventas LP and Ventas Capital unconditionally guaranteed by Ventas and Ventas LLC and all outstanding 9% Senior Notes due 2012 of Ventas LP and Ventas Capital unconditionally guaranteed by Ventas and Ventas LLC originally issued and sold in reliance upon an exemption from registration under the Securities Act (collectively, the "Original Notes").

Our opinion is based on the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations under the Code and judicial authority and current administrative rulings and practice interpreting the relevant provisions of the Code and Treasury Regulations, all as of the date of this letter. These provisions and interpretations are subject to change, which may or may not be retroactive in effect, that might result in modification of our opinion. Our opinion does not foreclose the possibility of a contrary determination by the Internal Revenue Service or a court of competent jurisdiction, or of a contrary position by the Internal Revenue Service or the Treasury Department in regulations or rulings issued in the future.

In rendering our opinion, we have examined such statutes, regulations, records and other documents as we consider to be necessary or appropriate as a basis for our opinion, including the Registration Statement and have prepared the section of the Registration Statement entitled "Material United States Federal Income Tax Considerations".

Based on the foregoing, it is our opinion that as stated in the section of the Registration Statement entitled "Material United States Federal Income Tax Considerations", the exchange of Original Notes for New Notes by holders will not be a taxable exchange for U.S. federal income tax purposes, and holders will not recognize any taxable gain or loss or any interest income as a result of such exchange.

We hereby consent to the use of this opinion as Exhibit 8.1 to the Registration Statement and related prospectus filed with the Securities and Exchange Commission and to the reference to us under the caption "Legal Matters" therein.

Very truly yours,


/s/ Willkie Farr & Gallagher